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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   SCHEDULE TO

                  TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           KAISER ALUMINUM CORPORATION
                       (NAME OF SUBJECT COMPANY) (ISSUER)

                           KAISER ALUMINUM CORPORATION
                     KAISER ALUMINUM & CHEMICAL CORPORATION
                       (NAME OF FILING PERSONS) (OFFEROR)

        OPTIONS TO PURCHASE COMMON STOCK OF KAISER ALUMINUM CORPORATION,
                            PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    483007100
                    (CUSIP Number of Underlying Common Stock)

                                J. KENT FRIEDMAN
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                           KAISER ALUMINUM CORPORATION
                     KAISER ALUMINUM & CHEMICAL CORPORATION
                           5847 SAN FELIPE, SUITE 2600
                              HOUSTON, TEXAS 77057
                                 (713) 267-3777
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
               TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                          THE PERSONS FILING STATEMENT)

                            ------------------------


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                            CALCULATION OF FILING FEE


Transaction Valuation*                                     Amount of Filing Fee
   $4,030,738.50                                                $806.15

*Calculated solely for purposes of determining the filing fee in accordance with
Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule 0-11 thereunder. This amount assumes the purchase of all options for which this offer is being made.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             $806.15
Form or Registration No.:           Schedule TO
Filing parties:                     Kaiser Aluminum Corporation; Kaiser
                                     Aluminum & Chemical Corporation
Date filed:                         April 26, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.
[ ]  going-private transaction subject to Rule 13e-3.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

                             INTRODUCTORY STATEMENT

         This Amendment No. 2 and Final Amendment to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 26, 2001, as amended by Amendment No. 1 to Schedule TO filed on May 11, 2001 (as amended, the "Schedule TO"), reports the final results of our offer to purchase options to purchase shares of Kaiser Aluminum Corporation common stock, par value $.01 per share, held by certain employees and directors of Kaiser Aluminum Corporation and Kaiser Aluminum & Chemical Corporation, on the terms and subject to the conditions in the Offer to Purchase dated April 26, 2001, which was attached as Exhibit A1 to the Schedule TO.

Item 4.  Terms of the Transaction.

         Item 4 is hereby amended and supplemented as follows:

         "The offer expired on May 24, 2001 at 5:00 p.m., Houston time, and the Company has accepted for exchange, pursuant to the offer, options to purchase 3,617,058 shares of Kaiser common stock. Subject to the terms and conditions of the offer, Kaiser will grant 1,086,135 shares of restricted Kaiser common stock in exchange for such tendered options. Kaiser will promptly forward to each optionholder whose options have been accepted for exchange a restricted stock agreement and stock power to be properly executed by each such optionholder and returned to us. Upon our receipt of the properly executed restricted stock agreement and stock power, we will issue the restricted stock to the account of each such optionholder."


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in Amendment No. 2 to this Schedule TO is true, complete and correct.

                                       KAISER ALUMINUM CORPORATION


                                       By: /s/ John T. La Duc
                                          --------------------------------------
                                          Name:   John T. La Duc
                                          Title:  Executive Vice President and
                                                  Chief Financial Officer


                                       KAISER ALUMINUM & CHEMICAL CORPORATION


                                       By: /s/ John T. La Duc
                                          --------------------------------------
                                          Name:   John T. La Duc
                                          Title:  Executive Vice President and
                                                  Chief Financial Officer


Dated:  June 5, 2001